As filed with the Securities and Exchange Commission on February 11, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                         For the month of February 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F...X....  Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes......  No...X....

                                   Metro logo

FOR IMMEDIATE RELEASE                                           11 February 2003



                            METRO INTERNATIONAL S.A.


        FINANCIAL RESULTS FOR THE FOURTH QUARTER AND TWELVE MONTHS ENDED
                                31 DECEMBER 2002



Luxembourg, 11 February 2003 - Metro International S.A. ("Metro") (MTROA, MTROB), today announced its financial results for the fourth quarter and twelve months ended 31 December 2002.


FOURTH QUARTER HIGHLIGHTS

    o 19 editions launched more than 1 year ago report EBITA operating profit (excluding headquarters) of US$ 0.04 million (US$ -4.3 million)

    o Group operating losses reduced year on year by 44% to US$ -10.5 million (US$ -18.6 million)

    o Net sales up 44% year on year to US$ 46.4 million (US$ 32.2 million) and international sales up 67% to US$ 32.6 million (US$ 19.6 million)

    o   Metro now world's largest newspaper outside Japan

    o 10 out of 24 editions report operating profits in the quarter and a further four editions report monthly operating profits

    o   Spanish operations report first combined quarterly operating profit

    o 9.5% year on year reduction in average cost per copy in quarter and 9.0% for full year

    o Liquid funds of US$ 24.0 million at close of quarter, including US$ 11.4 million of restricted funds

    o SEK 150 million of secured additional funding from Kinnevik drawn down after year end


Pelle Tornberg, President and CEO of Metro International, commented: "The past year has been a challenging one for the media sector in general as well as for Metro, but also one in which the company has delivered a strong operating performance in terms of both sales growth in adverse advertising markets and of the accelerating migration to profitability of the existing operations. We have reported our first combined quarterly operating profit for operations launched more than one year ago and ten editions have now reported quarterly operating profits. A number of these operations have achieved profitability ahead of the target three-year timeline.

"The result for the fourth quarter and full year is however burdened by the cost of the start-ups in Hong Kong and France, as well as the headquarter costs. France alone accounts for more than half of the Group's operating losses (excluding headquarters) in the fourth quarter. As previously stated, we have ceased all business development activities in terms of new launches and cut back central costs significantly.

"We are taking every possible action to reverse the Stockholm Stock Exchange's decision to place Metro on the Exchange's Observation List. An extraordinary general meeting of shareholders has been called for next week to appoint new Directors to the Board and the Stock Exchange's representatives are being provided with all information required for Metro to be removed from the list.

"The funding of Metro and the Group's balance sheet have remained in sharp focus throughout the year. Metro has always operated on the basis of having sufficient rather than surplus liquid resources and we welcome the continued support of our long term debt providers and convertible note holders.

"Metro's executive management is clearly focused on moving the Group into profitability as soon as possible. We regularly evaluate each operation in light of this requirement and continue to act in a very Scottish (Smalandskt) way."

FINANCIAL SUMMARY

Consolidated income statement *                               Q4 2002         Q4 2001   Full year 2002    Full year 2001
(US$ 000's)

Net Sales                                                      46,416          32,231          142,836           109,908

       Operating income from operations                        -4,971          -8,973          -33,604           -53,210

       Site closure costs                                        -115               0           -4,519                 0

       Headquarters                                            -4,458          -8,795          -21,437           -25,876

       Goodwill amortization                                     -941            -866           -3,635            -3,473

Operating loss (EBIT)                                         -10,485         -18,634          -63,195           -82,559

       Net interest                                            -2,918          -1,025           -7,355            -3,979

       Other financial items                                   -2,731          -1,125           -9,968             2,397

Profit before tax                                             -16,134         -20,784          -80,518           -84,141

Weighted average basic earnings per share  (US$)               (0.12)          (0.19)           (0.66)            (1.02)

Weighted average basic number of shares outstanding       109,383,131     108,297,436      109,383,131        84,206,909


* Metro had 21 operations at 31 December 2002 and 24 operations at 31 December 2001

OPERATING REVIEW

Metro is the world's fastest growing newspaper in the world, publishing 4.4 million copies of 25 daily editions in 16 countries around the world, including the franchise operation in South Korea. Metro has now also overtaken Bild Zeitung, in terms of both circulation and readership, to become the world's largest newspaper outside Japan. The newspaper attracts 12.3 million daily readers, according to the latest worldwide readership survey conducted in November 2002, and derives its revenues from advertising sales, which have grown at a compound annual rate of 47% since the launch of the first edition in 1995.

Metro continued its strong development in the fourth quarter, with Group net sales up 44% year on year to US$ 46.4 million (US$ 32.2 million) and the nineteen operations more than one year old reporting a combined EBITA profit (excluding headquarters) for the first time. The nineteen editions generated a 37% year on year increase in net sales in the fourth quarter and an EBITA profit of US$ 0.04 million (US$ -4.3 million). Metro utilizes EBITA as the principal reporting definition for the Group due to the low level of required investment in fixed assets and resulting depreciation charges.

Group EBITA including headquarters improved to US$ -9.5 million (US$ -17.8 million) in the fourth quarter.

Ten out of Metro's 24 editions reported operating profits in the fourth quarter (Stockholm, Gothenburg, Malmo, Prague, Hungary, Toronto, Holland, Barcelona, Athens and Santiago). A further four operations reported monthly operating profits during the quarter (Madrid, Boston, Philadelphia and Milan), including both the US operations, demonstrating the clear momentum towards profitability of the overall group.

International sales (outside Sweden) increased by 67% year on year to US$ 32.6 million (US$ 19.6 million) in the fourth quarter and represented 70% of total group sales, compared to 61% for the same period last year. Metro has achieved this result despite continued weakness in the newspaper advertising markets around the world.

The Group focus on cost control continued, resulting in a 9.5% year on year reduction in the average cost per copy in the fourth quarter, and 9% for the full year. The average cost per copy is calculated on the basis of an average 24-page edition and includes all Group costs except headquarter expenses and goodwill amortization charges.

The latest Gallup Worldwide readership survey was conducted in November 2002 and clearly shows Metro to be the world's most read newspaper outside Japan. Metro has 12.3 million daily readers worldwide, up 40% from last year. On a weekly basis, Metro is read by 27 million people, equivalent to 30% of the 95 million inhabitants within its distribution areas.

The number of readers per copy has also increased to 2.8, up from 2.6 at the time of the last survey in May 2002 and from 2.7 in November 2001.

Not only has Metro increased its penetration and share of readership, as well as its number of readers, but it has also maintained its attractive profile with 40% of Metro's readers under 30 years of age and an equal balance of male and female readers.

Gallup Worldwide                     Readership       Readership      Circulation      Circulation
Readership Survey ('000s)         November 2002    November 2001    November 2002    November 2001
'Metro' Sweden                            1,057            1,023              462              385
'Metro' Prague                              301              252              173              174
'Metro' Hungary                           1,232              853              303              302
'Metro' Netherlands                       1,157            1,036              322              308
'Metro' Helsinki                            272              188              114              105
'Publimetro' Santiago                       386              290               84              119
'Metro' Canada                              831              788              286              285
'Metro' Italy                             1,192            1,294              390              414
'Metropol' Warsaw                           277              283              180              182
'Metrorama' Athens                          244              241               88              101
'Metro' Spain                             1,302            1,447              393              414
'Metro' United States                     1,077              772              286              336
'MetroXpress' Denmark                       489              284              220              140
'Metro' France                            1,340                -              426                -
'Metro Daily News' Hong Kong                478                -              290                -
Metro 'Seoul'                               628                -              400                -
Total                                    12,263            8,751            4,417            3,263
Readers per copy                            2.8              2.7                -                -

The latest survey shows Metro to be the third largest newspaper in the world by both circulation and readership. The survey was conducted in sixteen countries around the world and featured over 24,000 interviews, making it the largest survey of its kind to be conducted anywhere in the world. Metro has decided moving forward that it will not commission the survey on a half yearly basis because the vast majority of Metro editions are now included in local readership surveys for the advertisers, because circulation fluctuates seasonally, and in order to further reduce costs.

Metro faces competition from rival free titles, as well as its traditional subscription-based peers, in 14 out of its 24 markets, including Holland, Spain, Italy, France and now Stockholm for the second time, but has been able to consistently deliver higher audience and advertising market shares than these rivals.

Metro's reporting segmentation continues to reflect the classification of all editions launched more than one year ago as 'established operations', and all editions launched within the last year as 'new ventures'.

Established Operations
Metro Sweden continued to out-perform its competition and the weak Swedish newspaper advertising market, recording the highest annual profit in Metro Sweden's seven year history and a record number of readers in Sweden. Gross advertising revenues for the major daily newspapers in Sweden declined by 1% year on year in the fourth quarter, with the highest margin recruitment segment down by 28% (source: SIFO RM). Metro Sweden's net sales decreased by 3% year on year in the quarter in local currency terms but were up 8.5% in reported currency terms to US$ 13.8 million (US$ 12.7 million), due to the strengthening of the Swedish Krona against the US dollar. As a result of Metro's consistent market out-performance during 2002, the Group therefore further increased its share of the major daily morning newspaper advertising market in Sweden during 2002 to 18.4% (source: SIFO RM).

The Swedish operations reported a combined EBITA profit of US$ 2.5 million (US$
3.4 million) in the quarter. Metro therefore reported an EBITA profit of US$
11.3 million in 2002, which is the highest annual profit in the Swedish operations' history. The Malmo operation reported its first quarterly profit in the fourth quarter on sales up 26% year on year, whilst the Gothenburg edition reported a 20% year on year increase in net sales and an operating margin of 29% for the period.

The operating margin in Stockholm declined to 17% as a result of the weak advertising market in Sweden and the additional expenditure during the quarter to combat the launch of a new free title in Stockholm by a rival media group. This expenditure on increased circulation, distribution and marketing was successful and Metro's daily readership in Sweden increased to 1.1 million, (source: SIFO Orvesto III 2002). As a result, the level of expenditure has already been reduced. In addition, Metro launched an advertising cooperation in Sweden with two other major daily titles to create a new sales package called Stockholm Trippel, which offers advertisers an unparalleled reach of 64% of the adult population of 1.4 million in Stockholm.

Metro Sweden's EBITA operating margin increased to 18.2% in the full year and only declined by less than one percentage point to 17% in the fourth quarter, as a result of the strong performance in Gothenburg and Malmo but offset to an extent by the investments in Stockholm.

The underlying operating cost base in Sweden, excluding the additional expenditure referred to above, was reduced further and the three Swedish editions remain well positioned to deliver high levels of incremental profitability as the advertising markets recover.

The Helsinki edition, which was launched in 1999, is yet to reach profitability but net sales increased by 44% year on year in the fourth quarter.

The Danish editions in Copenhagen and Aarhus performed strongly during the quarter with the Copenhagen edition delivering a 73% year on year reduction in operating losses. The Copenhagen edition remains on track to deliver profitability ahead of the three-year target timeline.

Holland reported its second profitable quarter on sales up more than 50%. This sales growth has been reported in a gross advertising market reported to have declined by seven per cent in the full year and to have increased by five per cent in the fourth quarter (source: BBC).

The two Spanish operations, in Madrid and Barcelona, reported their first combined quarterly profit in a new Group record time, only 17 and 21 months after their respective launches. Net sales for the Spanish operations increased by 128% year on year in the quarter whilst a 70% negative operating margin for the same period in 2001 was turned into a profit. The two Italian editions, in Rome and Milan, reported a combined year on year increase in net sales of 71% and a combined reduction in operating losses of 55% in the fourth quarter. Milan was profitable for two out of the three months in the fourth quarter.

Athens reported its second quarterly profit only two years after its launch in November 2000 on sales up 27% in the fourth quarter.

The Prague and Hungarian operations both reported operating profits in the fourth quarter and full year 2002. Net sales in Warsaw were up by 29% year on year for the full year 2002, whilst operating losses were reduced by 37%.

Metro Santiago has now been profitable for four consecutive quarters and only reached its third year anniversary in January 2003. The Chilean operation reported a year on year net sales increase of 27% in the fourth quarter and an operating margin of 15%. The joint venture in Toronto reported its first quarterly operating profit on sales up 53% in local currency terms in the quarter and has now been EBIT positive since September 2002. Metro's two Canadian joint ventures, in Toronto and Montreal, in which the Group has a 50% economic interest, are treated as associated companies. Combined net sales for the two editions increased by 56% year on year in the fourth quarter in local currency terms, whilst Metro's share of attributable per-tax losses have been reduced by 64% to US$ -0.2 million (US$-0.4 million) in the fourth quarter.

The two US editions, in Philadelphia and Boston, reported sales up 42% year on year in the quarter and operating losses down 66%. Both operations reported monthly profits during the final quarter of the year.

As previously announced, the more recent editions launched in 2001 are moving towards profitability on an accelerated basis, ahead of the three year timetable. This is a result of the increasing leverage and operational synergies that arise from launching nearly thirty Metro editions around the world. Metro's 19 operations that are more than one year old are now profitable on a combined basis.

New Ventures
In line with Metro's previously stated accounting policy of disclosing any operation whose assets, net sales or operating profit results for the period exceed 10% of the group total, Metro has disclosed sales and operating profit numbers for the French operations for the first time in the fourth quarter.

The three French editions launched in February and March 2002 in Paris, Marseille and Lyon reported combined net sales of US$ 2.3 million in the fourth quarter and US$ 3.8 million in the year to date, and combined operating losses of US$ -3.5 million and US$ -14.7 million in the two periods respectively. The operations represent one of the greatest opportunities for the Group but also remain at an early stage of development and require significant further investment. The operating losses in the fourth quarter represented almost seventy per cent of the Group EBITA losses (excluding headquarters). Net sales in France more than tripled between the second and fourth quarters as the number of daily readers increased by more than three times to over 1.3 million.

The Hong Kong edition continues to perform well, attracting half a million readers and reporting sales up 23% from the third quarter. The Hong Kong edition has been elected in its first year to the group of Hong Kong 'Superbrands' for 2002/2003 by a Brand Council of leading executives from the leading advertising agencies.

Hong Kong and France are amongst the largest of Metro's markets, in terms of circulation and annual newspaper advertising market size, and therefore offer considerable potential.

Net sales for the Aarhus edition in Denmark showed encouraging development as the number of daily readers more than doubled since May 2002 and operating losses were almost halved from the levels in the second quarter.

Headquarters
The Headquarters reporting item comprises revenues derived from the franchising agreement in South Korea, and the general & administration expenses incurred by the headquarter operations, Metro World News and Metropoint, as well as investments relating to business development and Group marketing.

The Metro edition in Seoul (South Korea), which was independently launched during the second quarter under a franchise license from Metro International, continues to progress well. Metro is not investing financially in the new newspaper, but receives an upfront franchise fee and an ongoing percentage of gross sales, which amounted to US$ 0.1 million in the fourth quarter. Metro also retains an option to acquire an interest in the newspaper in the future.

Headquarter losses were reduced year on year to US$ -4.5 million (US$ -8.8 million) in the quarter. This reduction reflected the cessation of the international expansion programme, the reduction in business development and headcount reduction in the headquarters.


FINANCIAL REVIEW

The ongoing programme of improving cash management by reducing debtor days outstanding resulted in a positive change in working capital of US$ 2.3 million in the quarter and US$ -1.6 million for the full year. Cash flow used by operations therefore improved to US$ -6.5 million in the fourth quarter and to US$ -57.4 million for the full year, compared to EBITDA of US$ -8.9 million and US$ -56.6 million respectively.

The weakening of the US dollar year on year in the fourth quarter against both the Euro and the Swedish Krona impacted positively on Metro's reported net sales numbers, but also inflated Metro's costs and therefore increased the Group's operating losses, when results in local currencies are translated into US dollars.

The Group also reported US$ 0.1 million of site closure costs, which resulted from additional payments in relation to the closure of the Zurich operation in January 2002.

Group goodwill amortization for the quarter amounted to US$ 0.9 million in the quarter and US$ 3.6 million for the full year. Group depreciation charges amounted to US$ 0.6 million in the quarter and US$ 3.0 million for the full year, including US$ 0.9 million of write-offs in discontinued operations and reflecting the Group's ongoing low level of required investment in fixed assets. The Group's investment in fixed assets totaled US$ 2.3 million for the year, of which US$ 1.1 million was invested in the French, Hong Kong and Aarhus operations.

Net interest charges totaled US$ -2.9 million in the quarter, comprising net income of US$ 0.3 million and interest payable on the Group's US$ 163.7 million of interest bearing debt.

Other financial items totaled US$ -2.7 million for the fourth quarter and principally comprised an unrealized currency exchange loss of US$ -2.2 million arising from the translation of the Swedish Krona denominated loan from Industriforvaltnings AB Kinnevik (Kinnevik) into US dollars.

Group loss before tax improved by 25% year on year to US$ -16.1 million (US$ -20.8 million) in the quarter. Metro booked a further deferred tax gain of US$
0.6 million in the quarter, based on a valuation of the Group's tax loss carry forwards to the extent that they can be used in the foreseeable future. Profit after tax improved by 35% year on year to US$ -13.7 million (US$ -21.2 million) in the fourth quarter and Metro also reported a 34% year on year improvement in net losses after minority interests to US$ -13.4 million (US$ -20.5 million).

Group borrowings in the fourth quarter were adjusted downwards by US$ 7.4 million by paying down the Banque Invik loan to the Santiago edition with the equal amount of cash that was placed on deposit at Banque Invik as security for the loan.

The Group also moved US$ 7.6 million from long term liabilities to short term liabilities to meet the scheduled repayments of the Nordea term loan that fall due in the 12 months to 31 December 2003. US$ 7.6 million had been placed in short term liabilities in the third quarter for the same reason.

Metro had liquid funds of US$ 24.0 million as at 31 December 2002, of which US$
11.4 million was restricted. The restricted element comprises the SEK 100 million proportion of the new bank debt financing that was raised in May 2002 by means of a committed credit facility from Nordea, which cannot be drawn down until 1 July 2003, and is subject to compliance with certain covenants. The sum of restricted cash fell in the quarter due to the paying down of the Banque Invik loan to the Santiago operation as described above.

The Group drew down the agreed extension of SEK 150 million to the existing long term loan from Kinnevik after the end of the quarter. Following the expiry of the Millicom option in June 2002, Metro has now pledged the Hungarian, Prague and Dutch operations as security for the SEK 434 million in loans and capitalized interest from Kinnevik, and the Spanish operations as security for the further SEK 150 million in additional financing. The Kinnevik loan bears interest at an annual rate of STIBOR plus three per cent and has no fixed term, but will not be called during 2003. In addition MTG has deferred payment of its existing loan to Metro of US23.5 million by twelve months until 15 August 2004, and extended the period of conversion of the US$ 22.1 million of Metro convertible debentures by twelve months until 23 May 2004.

These preliminary accounts have been prepared on a going concern basis, reflecting the fact that the Group is yet to reach profitability. The Group remains confident that its existing operations will be brought into profit and that additional funds will be made available, should the need arise.


OTHER INFORMATION

Metro's financial results for the first quarter ended 31 March 2003 will be released on Wednesday 23 April 2003.

This interim report has not been subject to review by the Company's auditors.

Luxembourg, 11 February 2002.
The Board of Directors of Metro International S.A.

For further information, please visit www.metro.lu, email info@metro.lu or contact:
Pelle Tornberg, President & CEO                      tel: +44 (0) 20 7016 1300
Matthew Hooper, Investor & Press Relations           tel: +44 (0) 20 7321 5010

Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul. Metro International S.A. 'A' and 'B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.

CONSOLIDATED INCOME STATEMENTS (US$ '000s)                Note      Period ended 31   Period ended 31
                                                                     December 2001     December 2002
-----------------------------------------------------------------------------------------------------
Sales                                                                      109,908           142,836

Cost of sales                                                             (107,291)         (114,984)
                                                                  -----------------------------------
Gross income                                                                 2,617            27,852

Selling expenses                                                           (30,244)          (36,959)
Administrative and development expenses                                    (50,064)          (45,136)
Share of earnings in associated companies                                   (1,395)             (798)
Site closure costs                                                               -            (4,519)
Goodwill amortisation                                                       (3,473)           (3,635)
                                                                  -----------------------------------
Operating loss                                             (3)             (82,559)          (63,195)

Financial items, net                                                        (1,582)          (17,323)
                                                                  -----------------------------------
Loss after financial items and before income tax                           (84,141)          (80,518)

Current tax                                                                 (1,545)           (1,106)
Deferred tax                                                                  (950)             8,361
                                                                  -----------------------------------
Loss after income tax                                                      (86,636)          (73,263)

Minority interests in losses                                                   693             1,392
                                                                  -----------------------------------
Net loss                                                                   (85,943)          (71,871)
                                                                  -----------------------------------

Weighted average basic earnings per share (US$)                              (1.02)            (0.66)
Weighted average basic number of shares outstanding                     84,206,909       109,383,131


CONSOLIDATED INCOME STATEMENTS (US$ '000s)                Note       Oct - Dec 2001    Oct - Dec 2002
-----------------------------------------------------------------------------------------------------

Sales                                                                       32,231            46,416

Cost of sales                                                              (22,926)          (32,484)
                                                                  -----------------------------------
Gross income                                                                 9,305            13,932

Selling expenses                                                           (10,788)          (11,321)
Administrative and development expenses                                    (15,835)          (11,923)
Share of earnings associated companies                                        (450)             (117)
Site closure costs                                                               -              (115)
Goodwill amortisation                                                         (866)             (941)
                                                                  -----------------------------------
Operating loss                                             (3)             (18,634)          (10,485)

Financial items, net                                                        (2,150)           (5,649)
                                                                  -----------------------------------
Loss after financial items and before income tax                           (20,784)          (16,134)

Current tax                                                                    566             1,812
Deferred tax                                                                 (950)               628
                                                                  -----------------------------------
Loss after income tax                                                      (21,168)          (13,694)

Minority interests in losses                                                   693               254
                                                                  -----------------------------------
Net loss                                                                   (20,475)          (13,440)
                                                                  -----------------------------------

Weighted average basic earnings per share (US$)                              (0.19)            (0.12)
Weighted average basic number of shares outstanding                    108,297,436       109,383,131


CONSOLIDATED STATEMENTS OF                                Note            Jan - Dec          Jan -Dec
RECOGNISED GAINS AND LOSSES (US$ '000s)                                      2001              2002
-----------------------------------------------------------------------------------------------------

Foreign exchange translation differences                                    (2,353)              450
                                                                  -----------------------------------
Net gain not recognised in the income statement                             (2,353)              450

Net loss for the period                                                    (85,943)          (71,871)
                                                                  -----------------------------------
Total recognised losses                                                    (88,296)          (71,421)
                                                                  ===================================


CONSOLIDATED BALANCE SHEETS (US$ '000s)                   Note            31 Dec            31 Dec
                                                                            2001              2002
-----------------------------------------------------------------------------------------------------

ASSETS
Non-current assets
Intangible assets
      Licenses, net                                                            149               108
      Goodwill, net                                                         13,406            10,624
                                                                  -----------------------------------
                                                                            13,555            10,732
Property, plant and equipment
      Machinery and equipment, net                                           4,928             4,918

Financial assets
       Deferred tax assets                                                       4             8,582
       Shares in associated companies                                            1                94
       Receivables from affiliated companies                                 2,917             2,872
       Long-term receivables                                                 2,077             2,343
                                                                  -----------------------------------
                                                                             4,999            13,891

                                                                  -----------------------------------
Total non-current assets                                                    23,482            29,541
                                                                  -----------------------------------

Current assets
Accounts receivable, net                                                    21,721            35,964
Share purchase option                                                           10                 -
Other current receivables                                                    8,850             6,705
Prepaid expenses                                                             2,944             2,442
Cash and cash equivalents                                                   35,888            23,989
                                                                  -----------------------------------
Total current assets                                                        69,413            69,100

TOTAL ASSETS                                                                92,895            98,641
                                                                  ===================================


CONSOLIDATED BALANCE SHEETS (US$ '000s)                   Note          31 Dec 2001       31 Dec 2002
----------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Shareholders' equity                                       (4)             (43,202)         (114,081)

Minority interest                                                             (666)           (2,341)
Long term liabilities
      Convertible debenture loans                                           22,080            41,631
      Liabilities to related companies                                      64,258            73,565
      Liability to minority partner                                          1,781             2,805
     Other loans                                                                 -            30,216
                                                                  -----------------------------------
Total long term liabilities                                                 88,119           148,217

Current liabilities
      Short term bank loan                                                   6,755            15,498
     Accounts payables                                                      16,576            28,396
      Other liabilities                                                      9,192             7,345
      Accrued expenses                                                      16,121            15,607
                                                                  -----------------------------------
Total current liabilities                                                   48,644            66,846
                                                                  -----------------------------------

Total liabilities                                                          136,763           212,722

TOTAL SHAREHOLDERS' EQUITY AND
LIABILITIES                                                                 92,895            98,641
                                                                  ===================================

Contingent liabilities                                                           -                 -


CONSOLIDATED STATEMENTS OF CASH
FLOWS (US$ 000's)                                         Note             Period            Period
                                                                          ended 31          ended 31
                                                                          Dec 2001          Dec 2002
-----------------------------------------------------------------------------------------------------

Operating activities
Loss before income tax                                                     (84,141)          (80,518)
Adjustments for:
      Depreciation and amortisation                                          5,343             6,601
      Financial items, net                                                   1,582            17,323
      Share of earnings associated companies                                 1,395               798
Changes in working capital:
      Change in current receivables                                         (6,598)          (13,378)
      Change in current liabilities                                         (3,222)           11,770
                                                                  -----------------------------------
Cash flow used by operations                                               (85,641)          (57,404)
                                                                  -----------------------------------

Interest received                                                            1,579               512
Interest paid                                                                 (923)           (4,747)
Income tax paid                                                               (323)           (3,886)
                                                                  -----------------------------------
Net cash used in operations                                                (85,308)          (65,525)
                                                                  -----------------------------------

Investment activities
      Increase in long term receivables                                     (4,604)           (1,156)
      Investments in intangible assets                                        (703)                -
      Investment in shares                                                    (239)                -
      Investment in property, plant and equipment                           (1,995)           (2,272)
                                                                  -----------------------------------
Net cash flow used in investing activities                                  (7,541)           (3,428)
                                                                  -----------------------------------

Financing activities
      Convertible debenture loan                                                 -            20,000
      Loan from minority owner                                               1,781               682
      Bank loan                                                                  -            42,925
      Capital increase                                                      65,077                 -
      Repayment of bank loans                                              (11,733)           (7,460)
      Other loans                                                                -               389
                                                                  -----------------------------------
Net cash flow provided by financing activities                              55,125            56,536
                                                                  -----------------------------------



(cont.)


CONSOLIDATED STATEMENTS OF CASH
FLOWS (US$ 000's)                                         Note             Period            Period
                                                                          ended 31          ended 31
                                                                          Dec 2001          Dec 2002
-----------------------------------------------------------------------------------------------------

Net increase/(decrease) in cash and cash equivalents                       (37,724)          (12,417)
Cash and cash equivalents at beginning of year                              73,792            35,888
Currency effects on cash                                                      (180)              518
                                                                  -----------------------------------
Cash and cash equivalents at  end of period                                 35,888            23,989
                                                                  ===================================

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1

Basis of preparation and scope of consolidated financial statements

Metro International S.A. was formed in December 1999 and was a wholly owned subsidiary of Modern Times Group MTG AB ("MTG"). MTG divested Metro International S.A. to its shareholders through a dividend on 18 August, 2000.

Metro International S.A. and its subsidiaries (the "Company"), together with its South Korean franchise partner, publish free-of-charge newspapers, Monday through Friday. As at March 31, 2001 Metro newspapers were distributed in Stockholm, Gothenburg, Malmo, Warsaw, Prague, Budapest and 14 other Hungarian cities, the Netherlands, Helsinki, Santiago, Philadelphia, Rome, Milan, Toronto, Athens, Madrid, Barcelona, Boston, Denmark, Montreal, Paris, Marseilles, Lyon, Hong Kong and Seoul. Metro derives its revenues from advertising sales.

The Company includes all of MTG's former interests in publishing Metro newspapers. The Company is domiciled in Luxembourg.

The combination of these MTG businesses in May 2000 to form the Company has been accounted for as a merger of entities under common control since MTG controlled each of the businesses for all periods presented herein. Accordingly, the assets and liabilities as presented in the accompanying balance sheets have been combined at their historical cost and the statements of operations and cash flows include the activities of each business for all periods presented.

These consolidated financial statements include all income and costs that the MTG group had for the Metro operations and include goodwill amortization in respect of goodwill on external acquisitions.


Note 2

Accounting and valuation policies

The accounting policies and methods of computation used are the same as in the consolidated financial statements for the three years period ended 31 December 2001. Some minor adjustments have been made in the classification of sales and costs for the period ended 31 December.


Note 3

Segment reporting

The segment reporting is based on geographic areas.

The European area represents the newspapers in Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Rome, Milan, Warsaw, Athens, Barcelona, Madrid, Denmark, Paris, Marseilles and Lyon.

The "Rest of world" represents Santiago, Philadelphia, Toronto, Montreal, Boston and Hong Kong.

Metro owns 25% of the publishing entities in Toronto and Montreal and therefore accounts for 25% of the results in these entities.



NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS (US$ '000s)   Oct - Dec   Oct - Dec   Jan - Dec   Jan - Dec
                                      2001        2002        2001        2002
--------------------------------------------------------------------------------

Segment reporting
Net sales (external)
Europe
      Sweden                         12,677      13,782      50,129      47,756
      France                              -       2,250           -       3,835
      Rest of Europe                 14,682      22,320      45,348      66,024
                                  ----------------------------------------------
      Total Europe                   27,359      38,352      95,477     117,615

Rest of World                         4,872       7,956      14,431      25,030

Headquarters                              -         108           -         191
                                  ----------------------------------------------
                                     32,231      46,416     109,908     142,836
                                  ==============================================

There are no inter-segment sales.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS (US$ '000s)   Oct - Dec   Oct - Dec   Jan - Dec     Jan-Dec
                                      2001        2002        2001        2002
--------------------------------------------------------------------------------

Segment reporting
Net income (loss)
Europe
      Sweden                          3,402       2,495      10,058      11,257
      France                              -      (3,500)          -     (14,720)
      Rest of Europe                 (9,339)     (2,453)    (38,960)    (19,318)
                                  ----------------------------------------------
      Total Europe                   (5,937)     (3,458)    (28,902)    (22,781)

Rest of World                        (3,036)     (1,513)    (24,308)    (10,823)

Site closure costs                        -        (115)          -      (4,519)

Goodwill                               (866)       (941)     (3,473)     (3,635)

Headquarters                         (8,795)     (4,458)    (25,876)    (21,437)
                                  ----------------------------------------------
Operating loss                      (18,634)    (10,485)    (82,559)    (63,195)

Items to reconcile to statement
  of operations:
Financial items, net                 (2,150)     (5,649)     (1,582)    (17,323)
Current tax                            (384)      1,812      (1,545)     (1,106)
Deferred tax                              -         628        (950)      8,361
Minority interest in losses             693         254         693       1,392
                                  ----------------------------------------------
Net loss                            (20,475)    (13,440)    (85,943)    (71,871)
                                  ==============================================

Note 4

Shareholders' equity

Metro International S.A. was formed on December 29, 1999.

The authorized share capital of the Company is $450 million divided into 1,000,000,000 Metro A Shares (voting shares) and 500,000,000 Metro B Shares (non-voting) with no par value.

The issued and outstanding share capital of the Company is $32,814,939 divided into 55,823,671 Metro A Shares and 53,559,460 Metro B Shares with no par value. Metro A Shares carry one vote for every share while Metro B Shares carry no votes. Dividends may be paid in U.S dollars or in shares of the Company or otherwise as the company Board may determine in accordance with the provisions of the Luxembourg Companies Act. The Metro B Shares are entitled to a preferred dividend of 2% on any dividend distributions. Any balance of dividends must be paid equally on each Metro A and Metro B Share.


      Total shareholders equity (US$ '000s)        31 Dec 2001     31 Dec 2002
      -------------------------------------------------------------------------

      Balance beginning of year                       (19,982)        (43,202)
      Currency translation adjustment                  (2,353)            450
      Equity part of debenture loan                         -             542
      New shares issued                                65,076               -
      Net loss for the period                         (85,943)        (71,871)
                                                -------------------------------
      Balance as of end of Dec                        (43,202)       (114,081)
                                                ===============================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            By: /s/ Anders Fullman
                                                --------------------------------
                                            Name:  Anders Fullman
                                            Title: Vice President
                                                   of Metro International SA


Date: February 11, 2003